Exhibit 99.1

FinVolution Group Announces Completion of Offering of US$150 Million Convertible Senior Notes

SHANGHAI, June 24, 2025 /PRNewswire/ — FinVolution Group (“FinVolution” or the “Company”) (NYSE: FINV), a leading fintech platform in China, Indonesia and the Philippines, today announced the completion of its offering (the “Notes Offering”) of convertible senior notes in an aggregate principal amount of US$150 million due 2030 (the “Notes”), including the initial purchasers’ full exercise of option to purchase an additional US$20 million in aggregate principal amount of the Notes. The Notes have been offered to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”).

The Company plans to use the net proceeds from the Notes Offering for (i) international business expansions, (ii) replenishment of working capital, and (iii) funding the repurchase of American Depositary Shares (“ADSs”) of the Company concurrently with the pricing of the Notes, from certain purchasers of the Notes in off-market privately negotiated transactions effected through one of the initial purchasers or its affiliates, as the Company’s agent, pursuant to the Company’s existing share repurchase programs announced in August 2023 and March 2025.

The Notes will be senior, unsecured obligations of the Company and bear interest at a rate of 2.50% per year, payable semi-annually in arrears on January 1 and July 1 of each year, beginning on January 1, 2026. The Notes will mature on July 1, 2030 unless repurchased, redeemed, or converted in accordance with their terms prior to such date.

The initial conversion rate of the Notes is 80.8865 ADSs per US$1,000 principal amount of the Notes, which is equivalent to an initial conversion price of approximately US$12.36 per ADS.

The Notes, the ADSs deliverable upon conversion of the Notes, if any, and the Class A ordinary shares represented thereby have not been and will not be registered under the Securities Act, or any securities laws of any other places. They may not be offered or sold within the United States or to U.S. persons, except to persons reasonably believed to be qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

About FinVolution Group

FinVolution Group is a leading fintech platform with strong brand recognition in China, Indonesia and the Philippines, connecting borrowers of the young generation with financial institutions. Established in 2007, the Company is a pioneer in China’s online consumer finance industry and has developed innovative technologies and has accumulated in-depth experience in the core areas of credit risk assessment, fraud detection, big data and artificial intelligence. The Company’s platforms, empowered by proprietary cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience. As of March 31, 2025, the Company had 216.2 million cumulative registered users across China, Indonesia and the Philippines.

For more information, please visit https://ir.finvgroup.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and FinVolution does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

FinVolution Group

Head of Capital Markets

Yam Cheng

Tel: +86 (21) 8030-3200 Ext. 8601

E-mail: ir@xinye.com

Piacente Financial Communications

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: finv@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: finv@tpg-ir.com

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